[redacted]

SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

SECURI 09040928 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 13 2009
Washington, DC
110

SEC FILE NUMBER
8- 14354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 Glenside Avenue
(No. and Street)

Wyncote	PA	19095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103-7042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Mendelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Investment Planning, Inc., as of December, 31st, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Nancy L. H. Boyd, Notary Public
Cheltenham Twp., Montgomery County
My Commission Expires Dec. 30, 2011
Member, Pennsylvania Association of Notaries

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in cash flow .
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2008

Contents

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

Management
Lincoln Investment Planning, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, Inc. and Subsidiaries (the Company) as of December 31, 2008, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Investment Planning, Inc. and Subsidiaries at December 31, 2008, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst + Young LLP

February 23, 2009

0902-1026730-PH

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 14,470,377
Cash – segregated under federal and other regulations	5,280,974
Securities owned, at market value (cost $3,415,074)	2,659,635
Commissions receivable	1,487,699
Fees receivable	127,083
Advances to financial representatives, net of allowance for doubtful accounts of $85,513	2,135,757
Receivables from providers	33,326
Receivables from customers	360,001
Prepaid expenses	570,231
Notes receivable, net of allowance for doubtful accounts of $4,140	994,424
Furniture and fixtures, net of accumulated depreciation of $47,500	27,500
Deposits with clearing organizations and others	73,580
Goodwill and other intangible assets, net of accumulated amortization	1,349,798
Other assets	772,252
Total assets	$ 30,342,637
Liabilities and stockholders' equity	
Liabilities:	
Payables to customers	$ 3,544,744
Commissions payable	1,668,264
Payables to retirement plan	379,000
Accounts payable and accrued expenses	3,996,074
Note payable	160,484
Deferred advisory revenue	87,089
Subchapter S distributions payable	413,400
Total liabilities	10,249,055
Stockholders' equity:	
Capital stock:	
Voting; authorized 10,000 shares at $.001 par; issued – 1,204 shares	1
Nonvoting; authorized 1,000,000 shares at $.001 par; issued – 119,254 shares	119
Additional paid-in capital	570,306
Retained earnings	19,736,802
Less: Treasury stock – 12,511 shares at cost	(213,646)
Total stockholders' equity	20,093,582
Total liabilities and stockholders' equity	$ 30,342,637

See accompanying notes.

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Statement of Income

Year Ended December 31, 2008

Revenues	
Commission revenue	$ 34,273,512
Investment advisory fees	27,551,009
Plan sponsor fees	2,229,799
Administrative service fees	1,888,132
Interest and dividend income	218,682
Net loss on investments and other	(1,510,734)
Other income	1,613,527
Total revenues	66,263,927
Expenses	
Commissions – financial representatives	41,111,602
Employees' compensation and benefits	14,817,737
General and administrative	6,183,789
Selling and promotional	1,045,339
Depreciation and amortization	217,625
Interest	10,778
Total expenses	63,386,870
Income before state income taxes	2,877,057
State income taxes	63,796
Net income	$ 2,813,261

See accompanying notes.

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity

Year Ended December 31, 2008

	Shares	Capital Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2007	120,458	$ 120	$ 570,306	$ 19,081,977	$(213,646)	$ 19,438,757
Net income	–	–	–	2,813,261	–	2,813,261
Subchapter S distributions	–	–	–	(2,158,436)	–	(2,158,436)
Balance at December 31, 2008	120,458	$ 120	$ 570,306	$ 19,736,802	$(213,646)	$ 20,093,582

See accompanying notes.

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 2,813,261
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	217,625
Net unrealized loss on securities owned	918,214
Net loss on sale of securities	598,530
Gain on sale of book of business	(25,993)
Allowance for doubtful accounts	19,397
Changes in assets and liabilities:	
(Increase) decrease in:	
Cash and repurchase agreements – segregated under federal and other regulations	(474,357)
Securities owned, net	(71,618)
Commissions receivable	470,886
Fees receivable	312,860
Advances to financial representatives	(498,454)
Receivables from providers	(31,478)
Receivables from customers	(322,816)
Prepaid expenses	(102,390)
Deposits with clearing organizations and others	(12,780)
Other assets	(343,018)
Increase (decrease) in:	
Payables to customers	(3,453,744)
Commissions payable	(553,624)
Payables to retirement plan	(202,695)
Accounts payable and accrued expenses	(344,331)
Income taxes payable	(145,486)
Deferred advisory revenue	(32,494)
Net cash used in operating activities	(1,264,505)
Cash flows from investing activities	
Issuance of notes receivable	(569,973)
Proceeds from collection of notes receivable	255,256
Cash paid for acquired business	(351,000)
Sale of book of business	267,566
Net cash used in investing activities	(398,151)
Cash flows from financing activities	
Payment of Subchapter S distributions	(2,531,027)
Note payable	(64,516)
Net cash used in financing activities	(2,595,543)
Net decrease in cash and cash equivalents	(4,258,199)
Cash and cash equivalents at beginning of year	18,728,576
Cash and cash equivalents at end of year	$ 14,470,377

Supplemental disclosures of cash flow information

Cash paid during the year for:	
State income taxes	$ 318,671
Interest	$ 10,778

See accompanying notes.

1. Organization

Lincoln Investment Planning, Inc. and Subsidiaries (the Company) is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the U.S. Securities and Exchange Commission (SEC). Lincoln Investment Planning, Inc. (Lincoln) was incorporated in November 1968. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the United States, with a primary concentration in the Eastern and Central regions.

LIP Holding, Inc. (LIPH) is a wholly owned subsidiary of Lincoln. The main business activities of LIPH include managing securities owned and collecting the income derived from those assets.

Linjersey, Inc. is a wholly owned subsidiary of Lincoln formed in January 2008. Linjersey, Inc. purchased the assets of a New Jersey-based financial services provider specializing in 403(b) retirement plans and individual IRAs.

Lincoln Acquisition Corporation (LAC) is a wholly owned subsidiary of Lincoln. LAC owns 100% of the stock of Linmass, Inc. and owns 100% of the stock of Linchic, Inc. Linmass, Inc. purchased the assets of another broker-dealer and the book of business of its majority shareholder. Linchic, Inc. purchased the assets of a Chicago-based financial services provider which was transacting securities business through Lincoln.

All securities business of Linmass, Inc., Linchic, Inc., and Linjersey, Inc is transacted through financial representatives registered with Lincoln.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Revenue Recognition

Commission revenue is recognized on a trade-date basis as securities transactions occur.

Investment advisory fees, plan sponsor fees and related expenses are recognized ratably over the associated period for which the services are performed.

Administrative service fees are received from product sponsors to compensate the Company for making investment information available to financial representatives and investors and for providing certain shareholder communications. The Company receives the required information from the funds through NSCC networking arrangements. Such fees are recognized as the related services are provided. The Company also receives administrative fees from investors for the administration of 403(b) loans and certain salary reduction contributions.

Other income consists primarily of sales and marketing support received from certain product sponsors. Such amounts are recognized as revenue during the period in which the related sponsorship or marketing program occurs.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days.

Income Taxes

The Company has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code and Pennsylvania Revenue Code. Under these provisions, the Company does not pay federal or Pennsylvania corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and Pennsylvania income taxes on their share of the Company's taxable income. The Company pays taxes in certain states where Subchapter S is not recognized. Distributions are made to shareholders to enable them to pay their taxes on the income of the Company.

Fixed Assets

Fixed assets include furniture and fixtures which are depreciated using the straight-line method over the estimated useful life of the assets of five years. Total depreciation expense for 2008 was $15,000.

2. Significant Accounting Policies (continued)

Goodwill and Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Goodwill is tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more likely than not reduce the fair value of the Company below its carrying value.

Customer lists are amortized over eight years. The Company performs periodic analyses and adjusts, through accelerated amortization, any impairment of customer lists. Covenants not to compete are amortized over the related contract term.

Allowance for Doubtful Accounts

The Company provides for an allowance for doubtful accounts for advances to financial representatives and notes receivable based on experience and specifically identified risks. Advances to financial representatives and notes receivable are considered delinquent when management determines recovery is unlikely and the Company ceases collection efforts.

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), *Business Combinations*, and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 151*. SFAS No. 141(R) establishes new principles and requirements for accounting for business combinations, including recognition and measurement of identifiable assets acquired, goodwill acquired, liabilities assumed and noncontrolling financial interests. SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. These new standards will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS No. 141(R) and SFAS No. 160 are required to be adopted simultaneously and are effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the effect of adoption of SFAS No. 141(R) and SFAS No. 160.

3. Cash – Segregated under Federal Regulations

Cash of $5,280,974 is segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

4. Retirement Plan

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan which covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of employment and enroll on a quarterly basis. Employees are eligible for the profit-sharing component once they have completed 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 75% of their salaries or $15,500 with an opportunity for participants 50 years of age or older during the plan year to contribute an additional $5,000. The Company contributes an amount equal to 50% to 100% of the participant's contribution up to 5% of compensation based on years of service. Participants are at all times fully vested in their contributions and Company contributions become fully vested to the participants after six years of continued employment. The Company's contribution to this plan was $817,833 for the year ended December 31, 2008 and is included in the caption "Employees' compensation and benefits" on the accompanying consolidated statement of income.

5. Deferred Compensation Plan

In 2005, the Company adopted a deferred compensation plan for certain executives. This plan entitles certain eligible executives to a percentage of the appreciation in the estimated fair value of the Company as determined by a formula for periods subsequent to each participant's initial eligibility date. Such amounts are generally payable upon the retirement of the executive over a payment schedule ranging from 5 to 10 years, depending on the age of the executive upon termination. During 2008, the Company recorded a charge to employees' compensation and benefits for $119,566 to accrue for the estimated fair value of the liability for such plan at December 31, 2008.

6. Goodwill and Other Intangible Assets

Goodwill and other intangible assets is composed of the following:

Goodwill	$ 362,361
Customer list	1,301,000
Covenant not to compete	200,000
Total:	1,863,361
Less: accumulated amortization	(513,563)
Net	$ 1,349,798

6. Goodwill and Other Intangible Assets (continued)

Goodwill is related to an acquisition of a business in the New England area in 2000 and is not amortized. The customer list and covenant not to complete are related to the acquisition of a Chicago-based financial services provider during 2005 and a New Jersey-based financial services provider during 2008, and are being amortized over eight years and five years, respectively. Amortization expense for the year ended December 31, 2008 was $202,625. The estimated amortization expense for the next five years is as follows: $202,625 for 2009, $192,625 for 2010, $182,625 for 2011 and 2012, and $110,438 for 2013.

7. Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company adopted SFAS No. 157 as required on January 1, 2008. SFAS No. 157 establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

- Level 1 – Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;
- Level 2 – Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and
- Level 3 – Prices, inputs or exotic modeling techniques that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

7. Fair Value Measurements (continued)

As required by SFAS No. 157, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within level 3 whose fair value measurement consider several inputs and may include level 1 or level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at December 31, 2008:

	Level 1	Level 2	Level 3	Fair Value
Equity Mutual Funds	$ 2,605,021	$ –	$ –	$ 2,605,021
Money Market Mutual Funds	54,614	–	–	54,614
Total	$ 2,659,635	$ –	$ –	$ 2,659,635

8. Commissions and Other Fees Receivable

Commissions and other fees receivable arise from selling mutual fund shares and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which their customers invest.

Securities owned by customers are held as collateral for receivables from customers. Such collateral is not reflected in the consolidated financial statements.

9. Payables to Customers

Payables to customers include amounts due on cash transactions.

10. Commitments and Contingencies

The Company conducts its operations in leased facilities under leases that expire at various dates. The Company's headquarters are in Wyncote, Pennsylvania. Sales offices are maintained in several other locations. Total rent expense for the year ended December 31, 2008 was $1,082,041 and is included under the caption "General and administrative" expenses in the accompanying consolidated statement of income.

10. Commitments and Contingencies (continued)

Future minimum rental commitments under lease agreements in effect at December 31, 2008 are as follows:

2009	$ 1,342,574
2010	1,218,123
2011	1,117,980
2012	949,357
2013	727,053
2014 and thereafter	1,206,205
	$ 6,561,292

The Company is involved in litigation arising from time to time in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

In the normal course of business, the Company has entered into agreements that provide for a variety of general indemnifications. Any exposure to the Company under these arrangements would involve future claims that may be made against the Company. Such claims are not expected to occur. Therefore, the Company has not accrued any liability in connection with such indemnifications.

11. Agreements with Carrying Broker

The Company has entered into an agreement with a broker (the Carrying Broker) to execute certain securities transactions on behalf of its customers. The Company discloses these arrangements to its customers. The Company is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Carrying Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

12. Related-Party Transactions

The Company leases its headquarters under an operating lease with 218 Glenside Partnership, Ltd. Total rental payments for 2008 were $216,000 and are included in general and administrative expense on the accompanying consolidated statement of income. Certain stockholders of the Company own the Partnership.

12. Related-Party Transactions (continued)

The Company rents computer equipment, other equipment and furniture and fixtures for its headquarters and other offices from For Lease, Inc., owned by certain stockholders. Rental payments under these agreements totaled $436,236 and are included in general and administrative expense on the accompanying consolidated statement of income. At December 31, 2008, the Company had a receivable for amounts due from For Lease, Inc. for $465,000, which is reflected in other assets on the consolidated statement of financial condition.

The Company received administrative service fees of $27,773 from Lincoln Advisors of Texas, Inc. and Lincoln Investment Planning Insurance Agency, Inc., corporations owned by the Company's president and stockholder. These fees are included in commission revenue on the accompanying consolidated statement of income.

13. Subordinated Debt

A subsidiary of the Company has issued a collateralized secured demand note and received subordinated debt in the amount of $1,300,000. The subordinated liability has been approved by the FINRA for inclusion in the Company's net capital computations. The subordinated debt bears interest at 8% and has a scheduled maturity date of December 31, 2009. There were no changes in these balances during 2008.

14. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2008, the Company had net capital of $10,938,193, which was 3,096% of aggregate debit balances and $10,688,193 in excess of the minimum net capital requirement.

Subchapter S distribution payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

15. Partial Sale of Book of Business

During the year the Company sold a partial share of a book of business, which was acquired in a prior year as a result of the acquisition of Linmass, Inc., to two financial representatives. The sale resulted in a gain which is included in the line item net loss on investments and other in the accompanying consolidated statement of income.

16. Subsequent Event

In order to achieve the Company's strategic goals, the Company is continually evaluating purchase opportunities of companies with similar client bases. In accordance with that policy, on February 2, 2009, the Company completed the purchase of a financial services provider with 47 financial representatives, specializing in 403(b) retirement plans and individual IRAs.

Supplemental Information

Lincoln Investment Planning, Inc. and Subsidiaries

Computation of Net Capital for Brokers and Dealers Under Rule 15c3-1 of the U.S. Securities and Exchange Commission

December 31, 2008

1.	Total stockholders' equity	$ 20,093,582
2.	Deduct: stockholders' equity not allowable for net capital	–
3.	Total stockholders' equity qualified for net capital	20,093,582
4.	Add:	
	A. Subordinated liabilities allowable in computation of net capital	1,300,000
	B. Other (deductions) or allowable credits	–
5.	Total capital and allowable subordinated liabilities	21,393,582
6.	Deductions and/or charges:	
	A. Total nonallowable assets from statement of financial condition (schedule attached)	10,435,389
	1. Additional charges for customers' and noncustomers' security accounts	–
	2. Additional charges for customers' and noncustomers' commodity accounts	–
	B. Aged fail-to-deliver:	–
	1. Number of items	–
	C. Aged short security differences:	–
	1. Number of items	–
	D. Secured demand note deficiency	–
	E. Commodity futures contracts and spot commodities – proprietary capital charges	–
	F. Other deductions and/or allowable credits	20,000
		10,455,389
7.	Other additions and/or charges	–

Lincoln Investment Planning, Inc. and Subsidiaries

Computation of Net Capital for Brokers and Dealers Under Rule 15c3-1 of the U.S. Securities and Exchange Commission (continued)

December 31, 2008

8.	Net capital before haircuts on securities	$ 10,938,193
9.	Haircuts on securities (computed where applicable, pursuant to Rule 15c3-1(f)):	
	A. Contractual securities commitments	–
	B. Subordinated securities borrowings	–
	C. Securities owned including:	
	1. Bankers' acceptances, certificates of deposit and commercial paper	–
	2. U.S. government obligations	–
	3. State and municipal governmental obligations	–
	4. Corporate obligations	–
	5. Stocks and warrants	–
	6. Other	–
10.	Net capital	10,938,193
22.	Two percent of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation	7,065
23.	Minimum dollar net capital requirement of reporting broker	250,000
24.	Net capital requirement (greater of line 22 or 23)	250,000
25.	Excess net capital (line 10 less 24)	$ 10,688,193
26.	Percentage of net capital to aggregate debits	3,096%
27.	Percentage of net capital, after anticipated capital withdrawals, to aggregate debits	3,096%
28.	Net capital in excess of:	
	A. Five percent % of combined aggregate debit items or $120,000	$ 10,638,193
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	6%

Note: The Company computes its net capital requirement under the alternative method.

Lincoln Investment Planning, Inc. and Subsidiaries

Computation of Net Capital for Brokers and Dealers Under Rule 15c3-1 of the U.S. Securities and Exchange Commission (continued)

December 31, 2008

Schedule of Nonallowable Assets (Line 6A)

Notes receivable, net	$ 994,424
Advances to financial representatives, net	2,135,757
Deposits with clearing organizations	34,732
Fees receivable	127,083
Prepaid expenses	495,231
Other assets	634,939
Commissions receivable, net of commissions payable	280,392
Investment in and receivables from subsidiaries	5,732,831
Total line 6A	$ 10,435,389

Computation of Net Capital for Brokers and Dealers Under Rule 15c3-1 of the U.S. Securities and Exchange Commission (continued)

December 31, 2008

Reconciliation of Assets and Liabilities in the Regulatory Report Pursuant to Paragraph (d)(2) of Rule 17a-5

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States and differ in certain respects from accounting practices prescribed by the U.S. Securities and Exchange Commission's general instructions to Form X-17a-5. Under the U.S. Securities and Exchange Commission's general instructions, certain subsidiaries may not be consolidated.

A reconciliation of amounts reported in the consolidated financial statements to amounts reported by the Company on Form X-17a-5 as of December 31, 2008, filed with the Financial Industry Regulatory Authority, Inc. is presented on the next page.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008 Part II FOCUS filing, filed on January 27, 2009.

Lincoln Investment Planning, Inc. and Subsidiaries

Computation of Net Capital for Brokers and Dealers Under Rule 15c3-1 of the U.S. Securities and Exchange Commission (continued)

December 31, 2008

	Form X-17a-5	Reclassifications and Eliminations	Additional Subsidiaries Consolidated	Consolidated Financial Statement
Assets				
Cash and cash equivalents	$ 12,842,634	$ –	$ 1,627,743	$ 14,470,377
Cash – segregated under federal and other regulations	5,280,974	–	–	5,280,974
Securities owned, at market value	–	–	2,659,635	2,659,635
Receivable from brokers, dealers and clearing organizations	1,559,873	(1,559,873)	–	–
Commissions receivable	–	1,476,870	10,829	1,487,699
Fees receivable	–	127,083	–	127,083
Advances to financial representatives, net	–	2,135,757	–	2,135,757
Receivables from providers	–	33,326	–	33,326
Receivable from customers	360,001	–	–	360,001
Prepaid expenses	–	495,231	75,000	570,231
Receivable from non-customers	994,424	(994,424)	–	–
Notes receivable, net	–	994,424	–	994,424
Furniture and fixtures, net	–	–	27,500	27,500
Secured demand notes	1,300,000	(2,600,000)	1,300,000	–
Investments in and receivables from subsidiaries	5,732,831	(6,007,463)	274,632	–
Deposits with clearing organizations and others	–	73,580	–	73,580
Goodwill and other intangible assets, net	–	–	1,349,798	1,349,798
Other assets	3,421,008	(2,792,806)	144,050	772,252
Total assets	$ 31,491,745	$ (8,618,295)	$ 7,469,187	$ 30,342,637
Liabilities and stockholders' equity				
Liabilities:				
Payables to customers	$ 3,544,744	$ –	$ –	$ 3,544,744
Commissions payable	–	1,668,264	–	1,668,264
Payables to retirement plan	–	379,000	–	379,000
Accounts payable and accrued expenses	6,553,419	(3,366,878)	809,533	3,996,074
Note payable	–	–	160,484	160,484
Deferred advisory revenue	–	87,089	–	87,089
Subchapter S distributions payable	–	413,400	–	413,400
Total liabilities	10,098,163	(819,125)	970,017	10,249,055
Subordinated indebtedness	1,300,000	(2,600,000)	1,300,000	–
Stockholders' equity:				
Capital stock	120	(21)	21	120
Additional paid-in capital	570,306	(4,070,476)	4,070,476	570,306
Retained earnings	19,736,802	(1,128,673)	1,128,673	19,736,802
Less: Treasury stock, at cost	(213,646)	–	–	(213,646)
Total stockholders' equity	20,093,582	(5,199,170)	5,199,170	20,093,582
Total liabilities and stockholders' equity	$ 31,491,745	$ (8,618,295)	$ 7,469,187	$ 30,342,637

Lincoln Investment Planning, Inc. and Subsidiaries

Computation for Determination of Reserve Requirements for Brokers and Dealers Under Rule 15c3-3 of the U.S. Securities and Exchange Commission

December 31, 2008

Credit Balances		
1.	Free credit balances and other credit balances in customers' security accounts	$ 3,847,993
2.	Monies borrowed collateralized by securities carried for the accounts of customers	–
3.	Monies payable against customers' securities loaned	–
4.	Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	–
5.	Credit balances in firm accounts which are attributable to principal sales to customers	–
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	–
7.	Market value of short security count differences over seven calendar days	–
8.	Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over seven calendar days	–
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	–
10.	Other	–
11.	Total credits	$ 3,847,993

Lincoln Investment Planning, Inc. and Subsidiaries

Computation for Determination of Reserve Requirements
for Brokers and Dealers Under Rule 15c3-3 of the
U.S. Securities and Exchange Commission (continued)

December 31, 2008

Debit Balances		
12.	Debit balances in customers' cash and margin accounts excluding unsecured amounts and accounts doubtful of collection, net of deductions pursuant to Note E of Rule 15c3–3	$ 353,267
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	–
14.	Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	–
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	–
16.	Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization.	–
17.	Other	–
18.	Aggregate debit items	353,267
19.	Less 3% (for alternative method only – see Rule 15c3–1(f)(5)(i))	(10,598)
20.	Total debits	$ 342,669
Reserve Computation		
21.	Excess of total debits over total credits (line 20 less line 11)	$ –
22.	Excess of total credits over total debits (line 11 less line 20)	3,505,324
23.	If computation permitted on a monthly basis enter 105% of excess of total credits over total debits	–
24.	Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	5,280,974
25.	Amount of deposit (or withdrawal)	(1,250,000)
26.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 4,030,974
27.	Date of withdrawal	1/2/2009

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2008 unaudited FOCUS Part II Report.

Lincoln Investment Planning, Inc. and Subsidiaries

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the U.S. Securities and Exchange Commission

December 31, 2008

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2008 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ –
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2008, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items	None

Supplementary Report

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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Management
Lincoln Investment Planning, Inc. and Subsidiaries

In planning and performing our audit of the consolidated financial statements of Lincoln Investment Planning, Inc. and Subsidiaries (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2009

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Consolidated Financial Statements and Supplemental Information

Lincoln Investment Planning, Inc. and Subsidiaries
Year Ended December 31, 2008
With Report and Supplementary Report of Independent Registered Public Accounting Firm

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